U.S. Securities and Exchange Commission
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)
1.	Name of registrant:

Rowan Companies, Inc.

2.	Name of person relying on exemption:

C.R. Palmer

3.	Address of person relying on exemption: 520 Post Oak Boulevard Suite 780 Houston, TX 77027

4.	Written materials. The following written material is attached:

Exhibit 1:	Letter from C. R. Palmer to Rowan Stockholders dated March 17, 2010